Exhibit 99.3

FIRST AMENDMENT TO THE FOURTH AMENDED
AND RESTATED SYNDICATED CREDIT AGREEMENT

This First Amendment to the Fourth Amended and Restated Syndicated Credit Agreement (this “Amending Agreement”) is dated as of June 15, 2010 between Advantage Oil & Gas Ltd., as borrower (the “Borrower”), The Bank of Nova Scotia, in its capacity as lead arranger, administrative agent and bookrunner (in such capacity, the “Agent”), National Bank of Canada and Bank of Montreal, as co-syndication agents, Royal Bank of Canada, as documentation agent, and The Bank of Nova Scotia, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada) and HSBC Bank Canada, as lenders (together with certain other Persons which become lenders from time to time, the “Lenders”) and is made with reference to the Fourth Amended and Restated Syndicated Credit Agreement dated as of July 29, 2009 (the “Credit Agreement”).

RECITALS

WHEREAS the Borrower, the Agent and the Lenders wish to amend the Credit Agreement to confirm the Borrowing Base Limit, extend the Term Conversion Date for an additional 364 days to June 17, 2011, amend the Applicable Pricing Margin and permit a disposition of assets, which amendments shall be on the terms and subject to the conditions contained in this Amending Agreement.

NOW THEREFORE for good and valuable consideration, including the agreements, provisions and covenants herein contained, the receipt and sufficiency of which is acknowledged by the parties to this Amending Agreement, the parties agree as follows:

1.                        DEFINITIONS

Where capitalized terms are used in this Amending Agreement but not defined, they shall have the definitions given to them in the Credit Agreement.

2.                        AMENDMENTS TO CREDIT AGREEMENT

2.1                      Definitions.

(a)
Applicable Pricing Margin.  The definition of “Applicable Pricing Margin” in Section 1.1 of the Credit Agreement is amended by replacing the table setting out the Applicable Pricing Margin levels corresponding to ranges of Consolidated Debt to Cash Flow Ratios with the following table:

Level	Consolidated Debt to Cash Flow Ratio	Applicable Pricing Margin
		Banker’s Acceptances, BA Equivalent Loans and LIBOR Loans	Prime Rate Loans and U.S. Base Rate Loans	Standby Fees
1	[Redacted]	[Redacted]	[Redacted]	[Redacted]
2	[Redacted]	[Redacted]	[Redacted]	[Redacted]
3	[Redacted]	[Redacted]	[Redacted]	[Redacted]
4	[Redacted]	[Redacted]	[Redacted]	[Redacted]
5	[Redacted]	[Redacted]	[Redacted]	[Redacted]

(b)	GAAP. The definition of “GAAP” in Section 1.1 of the Credit Agreement is amended to read:

““GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, including for greater certainty the International Financial Reporting Standards adopted in Canada as GAAP upon such standards becoming effective.”

(c)	Term Conversion Date. The definition of “Term Conversion Date” in Section 1.1 of the Credit Agreement is amended to read as follows:

““Term Conversion Date” means, in respect of each Lender, June 17, 2011, as such date may be extended under Section 5.2(b).”

2.2	GAAP. Section 1.15(b) of the Credit Agreement is amended to read as follows:

“(b)
Except as expressly provided herein, all financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with GAAP consistently applied.  Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP consistently applied throughout the relevant period and relevant prior periods and, except as otherwise provided herein, reference to any balance sheet item, statement of income item, statement of cash flows item or statement of changes in financial position item means such item as computed from the applicable financial statement prepared in accordance with GAAP consistently applied.

If there occurs a material change in GAAP, including as a result of a conversion to International Financial Reporting Standards, and such change would require disclosure under GAAP in the financial statements of the Borrower and would cause any amount  required to be determined hereunder (the “Relevant Amount”) to be materially different than the amount that would be determined without giving effect to such change, the Borrower shall notify the Agent of such change (an “Accounting Change”).  Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the current and immediately prior year’s financial statements in accordance with GAAP and state whether the Borrower desires to revise the method of calculating the Relevant Amount (including the revision of any of the defined terms used in the determination thereof) in order that the amounts determined after giving effect to such Accounting Change and the revised method of calculating the Relevant Amount will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating the Relevant Amount.  The Accounting Change Notice shall be delivered to the Agent within 45 days of the end of the Quarter in which the Accounting Change is implemented, or if the Accounting Change is implemented in the fourth Quarter or in respect of an entire Year, within 90 days of the end of such period.  The Agent shall deliver a copy of the Accounting Change Notice to each Lender promptly after the Agent receives the Accounting Change Notice from the Borrower.

If, pursuant to the Accounting Change Notice, the Borrower does not indicate that it desires to revise the method of calculating the Relevant Amount, the Required Lenders may within 30 days of their receipt of the Accounting Change Notice notify the Agent that they wish to revise the method of calculating the Relevant Amount in the manner described above, and upon receipt of such notice the Agent will promptly notify the Borrower.

If the Borrower or Required Lenders indicate that they wish to revise the method of calculating the Relevant Amount, the Borrower, the Agent and the Required Lenders shall in good faith attempt to agree on a revised method of calculating the Relevant Amount.  If within 30 days of the notice by the Borrower or the Agent of the desire to revise the method of calculating the Relevant Amount the Borrower, Agent and Required Lenders have not entered into a written agreement amending this Agreement to implement such revision, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.  If no notice of a desire to change the method of calculation is given by the Borrower or the Agent within the applicable time period described above, the method of calculating the Relevant Amount shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Relevant Amount shall be determined after giving effect to such Accounting Change.

If a Compliance Certificate is delivered in respect of a Quarter or Year in which an Accounting Change is implemented without giving effect to any revised method of calculating the Relevant Amount, and subsequently, as provided above, the method of calculating the Relevant Amount is revised in response to such Accounting Change, or the amounts to be determined pursuant to the Relevant Amount are to be determined without giving effect to such Accounting Change, the Borrower shall deliver a revised Compliance Certificate.”

2.3                      Term Conversion Date.  Each Lender agrees pursuant to Section 5.2 of the Credit Agreement to extend the Term Conversion Date applicable to such Lender by 364 days to June 17, 2011.

2.4                      Borrowing Base Limit.  Each Lender confirms pursuant to Section 7.1 of the Credit Agreement that the Borrowing Base Limit, after giving effect to the dispositions consented to in Article 3 of this Amending Agreement, continues to be Cdn. $525,000,000.

3.                       CONSENT TO DISPOSITIONS

3.1                      Consent to Dispositions.  Notwithstanding Sections 11.2(c) and 7.3(b)(ii) of the Credit Agreement, the Lenders hereby consent to the disposition of assets located in South Eastern Alberta and having combined production of approximately 1,700 boe/d for gross cash proceeds of $67,000,000 pursuant to the following agreements:

(a)	an asset purchase and sale agreement dated as of May 5, 2010 between the Borrower, [Redacted] and [Redacted]; and

(b)	an asset purchase and sale agreement dated as of May 7, 2010 between the Borrower and [Redacted].

The Agent and the Lenders acknowledge and agree that the full amount of the dispositions consented to herein shall be excluded from the calculation of “Annual Disposition Limit”

4.                        CONDITIONS PRECEDENT TO EFFECTIVENESS

4.1                      Conditions Precedent.  The amendments to the Credit Agreement provided for in Section 2 of this Amending Agreement shall become effective upon the satisfaction of the following conditions precedent:

(a)	the representations and warranties contained or adopted herein shall be true and correct as of the date hereof;

(b)	there shall exist no Default or Event of Default as of the date hereof;

(c)
the Borrower shall have paid to the Agent all fees payable to the Lenders and the Agent in connection herewith, including a fee payable to each Lender in an amount equal to the Commitment of each such Lender multiplied by a fraction of which the numerator  is 0.25 and the denominator is 100;

(d)	the Agent shall have received twelve (12) original copies of this Amending Agreement, duly executed by the Borrower, the Agent and the Lenders;

(e)
the Agent shall have received twelve (12) original copies of an officer’s certificate from the Borrower certifying as to any changes to the constating documents, by-laws or any unanimous shareholder agreements since the Closing, the authorization of this Amending Agreement, incumbency and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent;

(f)
the Agent shall have received twelve (12) original copies of an opinion of the Borrower’s Counsel, addressed to the Agent, each Lender and their counsel, in respect of the Borrower and this Amending Agreement, existence, capacity and authority, authorization, execution and delivery, validity and enforceability, and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent; and

(g)
the Agent shall have received eleven (11) original copies of an opinion of Gowling Lafleur Henderson LLP, counsel to the Agent and the Lenders, in respect of such matters as the Agent reasonable requires, in form and substance satisfactory to the Agent.

4.2                      Waiver of Conditions Precedent.  The Lenders may waive the conditions precedent set out in Section 4.1 of this Amending Agreement in whole or in part on such terms as they deem appropriate in their absolute discretion.

5.                        REPRESENTATIONS AND WARRANTIES

5.1                      The Borrower hereby represents and warrants to the Agent and the Lenders, and acknowledges that the Agent and the Lenders are relying upon such representations and warranties in entering into this Amending Agreement and making the amendments to the Credit Agreement provided for in Section 2 of this Amending Agreement, that as of the date hereof:

(a)
the Borrower has the full corporate power and capacity to enter into this Amending Agreement and to perform its obligations under this Amending Agreement and the Credit Agreement, as amended by this Amending Agreement (the Credit Agreement, as amended by this Amending Agreement, being the “Amended Credit Agreement”);

(b)
the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement have been duly authorized by all necessary corporate action on the part of the Borrower;

(c)
the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement do not conflict with or contravene or constitute a default under (i)  the constating documents, the by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; (iii) the Material Contracts; and (iv) any Applicable Law affecting or in respect of the Borrower or any of its Property, except to the extent that any such conflict, contravention or default would not have a Material Adverse Effect;

(d)	this Amending Agreement has been duly executed and delivered by the Borrower;

(e)
the Amended Credit Agreement is a legal, valid and binding obligation of the Borrower, enforceable against the Borrower by the Agent and the Lenders in accordance with its terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally; and

(f)
the representations and warranties contained in Section 10.1 of the Credit Agreement (other than those in Subsections 10.1(q), 10.1(r) and 10.1(s)) are and will be true, correct and complete in all material respects on and as of the date hereof, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

6.                       MISCELLANEOUS

6.1                     References to the Credit Agreement and the Other Loan Documents.  For greater certainty, on and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Credit Agreement.

6.2                     Credit Agreement and other Loan Documents.  Except as specifically amended by this Amending Agreement, the Credit Agreement and all other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

6.3                     Waivers.  The execution, delivery and performance of this Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of, any right, power or remedy of the Agent or the Lenders under the Credit Agreement or any of the other Loan Documents.

6.4                      Fees and Expenses.  The Borrower acknowledges that all reasonable costs, fees and expenses as described in Section 3.3 of the Credit Agreement incurred by Agent and its counsel with respect to this Amending Agreement shall be for the account of Borrower.

6.5                      Headings.  Section and subsection headings in this Amending Agreement are included herein for convenience of reference only and shall not constitute a part of this Amending Agreement for any other purpose or be given any substantive effect.

6.6                      Applicable Law.  This Amending Agreement and the rights and obligations of the Parties hereunder shall be governed by, and shall be construed and enforced in accordance with the internal laws of the Province of Alberta and the federal laws of Canada applicable therein.

6.7                     Counterparts.  This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.  Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.  Faxed or electronic copies of signatures shall be treated as originals for all purposes.

(Execution page follows)

WITNESS WHEREOF, the parties hereto have caused this Amending Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

BORROWER: ADVANTAGE OIL & GAS LTD. Per: (signed)"Kelly Drader" Name: Kelly Drader Title: President and Chief Financial Officer
AGENT: THE BANK OF NOVA SCOTIA Per: (signed)"Andrew Kellock" Name: Andrew Kellock Title: Director (signed)"Stacey Strike" Name: Stacey Strike Title: Director
LENDERS: THE BANK OF NOVA SCOTIA Per: (signed)"Andrew Kellock" Name: Andrew Kellock Title: Director (signed)"Stacey Strike" Name: Stacey Strike Title: Director	NATIONAL BANK OF CANADA Per: (signed)"Doug Ruzicki" Name: Doug Ruzicki Title: Authorized Signatory (signed)"Greg Steidl" Name: Greg Steidl Title: Authorized Signatory

BANK OF MONTREAL Per: (signed)"Ebba Jantz" Name: Ebba Jantz Title: Associate (signed)"Louis-Francois Laberge" Name: Louis-Francois Laberge Title: Analyst	ROYAL BANK OF CANADA Per: (signed)"Lillian D'Aleo" Name: Lillian D'Aleo Title: Authorized Signatory Name: Title:
CANADIAN IMPERIAL BANK OF COMMERCE Per: (signed)"Dale Meger" Name: Dale Meger Title: Authorized Signatory (signed)"Karen Hirasawa" Name: Karen Hirasawa Title: Authorized Signatory	UNION BANK, CANADA BRANCH Per: (signed)"Phil Taylor" Name: Phil Taylor Title: Senior Vice President
ALBERTA TREASURY BRANCHES Per: (signed)"Brad Heck" Name: Brad Heck Title: Director (signed)"Alnoor Samji" Name: Alnoor Samji Title: Associate Director
HSBC BANK CANADA
Per:
                    (signed)"Sandy Hayer"
Name:         Sandy Hayer
Title:           Senior Account Manager, Commercial Banking

                    (signed) "Garth Evans"
Name:         Garth Evans
Title:           Assistant Vice President, Commercial Banking

BNP PARIBAS (CANADA) Per: (signed)"Chris Rice" Name: Chris Rice Title: Vice President (signed)"Allan Fordyce" Name: Allan Fordyce Title: Managing Director